

Mail Stop 4720

February 2, 2018

Donna T. (Dee Dee) Lowery
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West
Hattiesburg, MS 39402

> **Re:** **The First Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 29, 2018**
> **File No. 333-222764**

Dear Ms. Lowery:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services